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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[  ] Form 3 Holdings Reported

[  ] Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

   Hanik                 Peter                    P.
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   (Last)               (First)                 (Middle)

   Millennium Petrochemicals Inc.
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                                    (Street)

   11500 Northlake Drive
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   (City)                           (State)                           (Zip)

   Cincinnati,                        OH                              45249
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2. Issuer Name and Ticker or Trading Symbol

   Millennium Chemicals Inc. (MCH)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   December 1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

     President and Chief Executive Officer of Millennium Petrochemicals Inc.

================================================================================
7. Individual or Joint/Group Filing
   (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person















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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             & 4)           (Instr.4) (Instr. 4)
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Common Stock $0.01 par value/share                                                                 8,783        I         401(k)(1)
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Common Stock $0.01 par value/share                                                               149,821        D        restricted
                                                                                                                        stock(2)(2A)
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Common Stock $0.01 par value/share                                                                13,620        D         (2A)
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Common Stock $0.01 par value/share                                                                10,709        D
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Common Stock $0.01 par value/share    10/05/99        A              46           A      20.25                  I         (3)
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Common Stock $0.01 par value/share    10/20/99        A              49           A      20.625                 I         (3)
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Common Stock $0.01 par value/share    11/04/99        A              53           A      18.4375                I         (3)
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Common Stock $0.01 par value/share    11/18/99        A              52           A      18.875                 I         (3)
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Common Stock $0.01 par value/share    12/03/99        A              50           A      19.625                 I         (3)
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Common Stock $0.01 par value/share    12/17/99        A              35           A      19.0375                I         (3)(4)
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Common Stock $0.01 par value/share    12/17/99        A              25           A      18.975                 I         (3)(4)
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Common Stock $0.01 par value/share    12/20/99        A              52           A      18.8125   8,426        I         (3)
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Common Stock $0.01 par value/share                                                                   713        I         (5)
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*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                  Page 1 of ___

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:
1. Represents the value of the Reporting Persons's Company Stock Fund Account in the Company's 401(k) plan as of December 31, 1999, expressed as share equivalents. As of such date, approximately 98.11% of the Company Stock Fund was invested in Company Common Stock, and the remainder was invested in cash.

2. Represents 13,441 shares of restricted stock granted to the Reporting Person on October 23, 1997 and 150,000 shares of resricted stock granted to the Reporting Person on April 22, 1998 under the Issuer's Long Term Stock Incentive Plan as follows: (i) 27,240 shares which will vest in equal installments on October 8, 2000 and 2001, and (ii) 122,581 shares which may vest in equal installments on December 31, 1999, 2000 and 2001 subject to the achievement of performance goals based on value creation formulae, 50% of which may be distributed upon vesting and 50% of which may be distributed over a five-year period commencing on the date of vesting.

2A.On October 8, 1999, 13,620 shares of restricted stock vested under the Issuer's Long Term Stock Incentive Plan.

3. Represents shares acquired for the Reporting Person's account under the Company's Salary and Bonus Deferral Plan. The shares allocated to the Reporting Person's account on the specified transaction dates were acquired by the plan trustee at various times and prices, resulting in the average prices indicated in the "Price" column.

4. Reflects shares allocated to the Reporting Person's account under the Issuer's Salary and Bonus Deferral Plan as a result of dividends paid on shares held in such Plan.

5. Represents amounts allocated to, and the total holdings in, the Reporting Person's Company Stock Fund Account in the Company's Supplemental Savings and Investment Plan, expressed as share equivalents. Because the trustee and record keeper for this plan utilize unit accounting for the Company Stock Fund rather than share accounting, these amounts represent share equivalents allocated to the Reporting Person's account rather than shares of Common Stock.




---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

                                  Page 2 of ___

(122795DTI)